Schedule 13D	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Market Leader, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

44183Y

(CUSIP Number)

Trulia, Inc.

116 New Montgomery Street, Suite 300

San Francisco, CA 94105

Attention: General Counsel

(415) 648-4358

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 11

CUSIP No. 44183Y

1.	Names of Reporting Persons. Trulia, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,082,702 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,082,702 [1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,082,702 [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5% [2]
14.	Type of Reporting Person (See Instructions) CO

[1]

Represents the aggregate number of outstanding shares of Market Leader, Inc. (the “Issuer”) common stock beneficially owned by Frank Higgins, Ian Morris, Jacqueline Davidson, Jon Gacek, Michael Galgon, Nicolas Hanauer and Richard Mendenhall (the “Shareholders”), each of whom is an executive officer and/or director of the Issuer and has entered into a Voting Agreement dated as of May 7, 2013 (the “Voting Agreements”) with Trulia, Inc. (“Trulia”). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

[2]

As of the date hereof, Trulia does not own any shares of the Issuer’s common stock, however, as a result of the Voting Agreements, Trulia may be deemed to share with each Shareholder the power to vote or to direct the voting of the shares of the Issuer’s common stock of such Shareholder covered by the Voting Agreements solely with respect to those matters described in the Voting Agreements. Accordingly, Trulia may be deemed to be the beneficial owner of such shares of the Issuer’s common stock. As set forth in the Voting Agreements (and, for purposes of determining the number of shares of Issuer’s common stock that the Shareholders may acquire within 60 days, taking into account the information set forth under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Issuer’s proxy statement filed with the SEC on April 15, 2013), there were an aggregate of 5,082,702 shares of common stock of the Issuer that were beneficially owned by the Shareholders, which constitutes approximately 17.5% of the 27,020,560 outstanding voting securities of the Issuer as of May 3, 2013. If restricted stock units, stock appreciation rights and shares issuable upon options are excluded, the aggregate number of outstanding shares of the

Schedule 13D	Page 3 of 11

Issuer’s common stock subject to the Voting Agreements is 3,010,952 or approximately 11.14% of the issued and outstanding shares of the issuer’s common stock based on the number of shares outstanding as of May 3, 2013.

Schedule 13D	Page 4 of 11

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $.001 par value (the “Common Stock”), of Market Leader, Inc., a Washington corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11332 NE 122nd Way, Suite 200, Kirkland WA 98034.

Item 2.	Identity and Background

The person filing this Schedule 13D is Trulia, Inc., a Delaware corporation (“Trulia”). The address of the principal business office of Trulia is 116 New Montgomery Street, Suite 300, San Francisco, California 94105.

The principal business of Trulia is to provide home buyers, sellers, owners, and renters unique information regarding properties, places, and real estate professionals. Real estate professionals use Trulia to connect with millions of transaction-ready buyers and sellers each month via Trulia’s local advertising services, social recommendations, and mobile real estate apps.

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of Trulia is set forth on Schedule A attached hereto.

During the past five years, neither Trulia nor, to the best of Trulia’s knowledge, any director or executive officer of Trulia, has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer entered into an Agreement and Plan of Merger, dated as of May 7, 2013, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with Trulia and Mariner Acquisition Corp., a Washington corporation and a wholly owned subsidiary of Trulia (“Merger Sub”), that provides for the acquisition of the Issuer by Trulia by means of a merger of Merger Sub with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”). As a result of the Merger, the Issuer would become a wholly owned subsidiary of Trulia. As an inducement for Trulia to enter into the Merger Agreement and in consideration thereof, the directors and executive officers of the Issuer as set forth on Schedule B hereto (collectively, the “Shareholders”), each entered into separate voting agreements with Trulia, dated as of May 7, 2013, the form of which is attached hereto as Exhibit 2 and more fully described in Item 4 below, whereby, subject to the terms of each such voting agreement, the Shareholders agreed, among other things, to vote their shares in favor of the approval of the Merger Agreement and against the approval of any proposal made in opposition to, or in competition with, the Merger or any other transactions contemplated by the Merger Agreement. Each of these Shareholders also granted certain representatives of Trulia an irrevocable proxy granting such Trulia representatives the right to vote such shares in favor of such matters (the voting agreements and proxies, together are referred to herein as, the “Voting Agreements”). Trulia did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreements included as Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Schedule 13D	Page 5 of 11

Item 4:	Purpose of Transaction

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of the Issuer by Trulia pursuant to the terms of the Merger Agreement. To induce Trulia to enter into the Merger Agreement, each of the Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the Merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger each outstanding share of Common Stock of the Issuer will be converted into the right to receive (1) 0.1553 of a share of Trulia common stock plus (2) $6.00 in cash, without interest and subject to applicable withholding tax, in each case subject to certain adjustments as more fully described in the Merger Agreement.

The consummation of the Merger is subject to customary closing conditions, including, among others, (i) obtaining the approval of the shareholders holding a majority of the outstanding shares of the Issuer’s Common Stock, (ii) the effectiveness under the Securities Act of 1933, as amended, of the Registration Statement on Form S-4 relating to the issuance of the shares of Trulia common stock in the Merger, (iii) approval of the listing on the New York Stock Exchange of the shares of Trulia common stock to be issued in the Merger, (iv) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (v) absence of any law, regulation or order that that has the effect of making the Merger illegal or otherwise preventing the consummation of the Merger.

The Voting Agreements

Agreement to Vote and Irrevocable Proxy

Under the Voting Agreements, each of the Shareholders agreed to vote in favor of the approval of the Merger Agreement, and in favor of any other matters presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions contemplated by the Merger Agreement at every meeting of the Issuer’s shareholders and on every action by written consent of the Issuer’s shareholders.

Each of the Shareholders also agreed, while the Voting Agreements remain in effect and subject to certain exceptions, to vote or execute consents, as applicable, with respect to their shares of capital stock of the Issuer:

•	against approval any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement;

•

against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (1) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Issuer or any of its subsidiaries; (2) any sale, lease or transfer of all or substantially all of the assets of the Issuer or any of its subsidiaries; (3) any reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer or any of its subsidiaries; (4) any material change in the capitalization of the Issuer or any of its subsidiaries or in the corporate structure of the Issuer or any of its subsidiaries; (5) any acquisition proposal or acquisition transaction; or (6) any other action that is intended to, or would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement;

Schedule 13D	Page 6 of 11

•

against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the director or executive officer contained in the Voting Agreement; and

•	in favor of any other matter necessary or appropriate to the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

Furthermore, each of the Shareholders agreed to not enter into any agreement or understanding to vote or give instructions inconsistent with the Voting Agreements and to waive any applicable dissenters’ rights arising in connection with the Merger.

In connection with the foregoing voting covenants and to secure their duties under the Voting Agreements, each of the Shareholders irrevocably appointed Trulia, acting through any of its Chief Executive Officer, Chief Financial Officer, General Counsel, or other duly authorized designee, as such director or executive officer’s sole and exclusive attorneys and proxies to vote or execute all voting and related rights, with respect to all shares of capital stock of the Issuer owned by such director or executive officer.

The Voting Agreements also provide that each executive officer and director party to a Voting Agreement is prohibited from:

•	soliciting, initiating, knowingly encouraging, facilitating or inducing any acquisition proposal or acquisition transaction other than the Merger;

•	furnishing nonpublic information relating to the Issuer or any of its subsidiaries to anyone other than Trulia or a duly authorized designee of Trulia;

•	participating or engaging in discussions or negotiations with anyone who has made or is seeking to make an acquisition proposal or an alternative transaction, other than the Merger; and

•	proposing or agreeing to do any of the above.

The Voting Agreements do not limit or restrict such Shareholders in their respective capacities as directors or executive officers of the Issuer, including such Shareholder’s ability to vote in his or her sole discretion on any matter in his or her capacity as a director of the Issuer.

Transfer Restrictions

While the Voting Agreements remain in effect, each of the Shareholders agreed not to (1) transfer any shares of the Issuer that are subject to a Voting Agreement (or cause or permit the transfer of such shares); or (2) deposit any shares of the Issuer that are subject to a Voting Agreement into a voting trust or enter into a Voting Agreement or arrangement or grant any proxy or power of attorney with respect to such shares of the Issuer. The restriction under the above clause (1) does not prevent:

•	transfers in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligation arising from the exercise of any equity award of the Issuer;

•	transfers to affiliates, immediate family members, a trust established for the benefit of the director or executive officer and/or for the benefit of one or more members of the director

Schedule 13D	Page 7 of 11

or executive officer’s immediate family or charitable organizations or upon the death of the director or executive officer; or

•	transfers with Trulia’s prior written consent and in Trulia’s sole discretion.

Termination

The Voting Agreements will terminate upon the earliest to occur of:

•	the valid termination of the Merger Agreement in accordance with its terms; and

•	the completion of the Merger.

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, the officers and directors of Merger Sub shall become the officers and directors of the Issuer (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Articles of Incorporation and Bylaws of the Issuer shall be amended and restated in their entirety in accordance with the terms of Section 1.3 of the Merger Agreement.

(h) – (i) If the Merger is consummated as planned, the Issuer’s Common Stock will cease to be quoted on the Nasdaq Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Not applicable.

The descriptions of the Merger Agreement and the Voting Agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of the date hereof, Trulia does not own any shares of the Issuer’s Common Stock. However, for purposes of Rule 13d-3 under the Exchange Act, as a result of the Voting Agreements, Trulia may be deemed to share with each Shareholder the power to vote or to direct the voting of the shares of the Issuer’s Common Stock of such Shareholder covered by the Voting Agreements solely with respect to those matters described in the Voting Agreements. Accordingly, Trulia may be deemed to be the beneficial owner of the shares of the Issuer’s Common Stock. As set forth in the Voting Agreements (and, for purposes of determining the number of shares of Issuer’s common stock that the Shareholders may acquire within 60 days, taking into account the information set forth under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Issuer’s proxy statement filed with the SEC on April 15, 2013), there were an aggregate of 5,082,702 shares of the Issuer’s Common Stock that were beneficially owned by the Shareholders, which constitutes approximately 17.5% of the outstanding voting securities of the Issuer (based upon the Issuer’s representation in the Merger Agreement that there were 27,020,560 shares of the Issuer’s Common Stock outstanding as of the close of business on May 3, 2013). If restricted stock units, stock appreciation rights and shares issuable upon options are excluded, the aggregate number of outstanding shares of the Issuer’s Common Stock subject to the Voting Agreements is 3,010,952 or approximately 11.14% of the issued and outstanding shares of the Issuer’s Common Stock based on the number of shares outstanding as of May 3, 2013.

Schedule 13D	Page 8 of 11

Except as described in Item 4 of this Schedule 13D and in the Voting Agreements, Trulia is not entitled to any rights as a shareholder of the Issuer. Trulia disclaims beneficial ownership of the shares of the Issuer’s Common Stock covered by the Voting Agreements and nothing herein shall be construed as an admission that Trulia is the beneficial owner of such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Trulia or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 above, which descriptions are incorporated by reference herein in response to this Item 5.

(c) To the knowledge of Trulia, neither Trulia nor any person set forth on Schedules A hereto has effected any transactions in the shares of the Issuer’s Common Stock during the past 60 days.

(d) To the knowledge of Trulia, no person (other than the Shareholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit	Title

1	Agreement and Plan of Merger, dated as of May 7, 2013, by and among Trulia, Inc., Market Leader, Inc., and Mariner Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Trulia, Inc. on May 7, 2013 (File No.001-35650)).

2	Form of Voting Agreement, dated May 7, 2013, by and among Trulia, Inc. and each of the directors and executive officers of Market Leader, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Trulia, Inc. on May 7, 2013 (File No. 001-35650)).

Schedule 13D	Page 9 of 11

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 16, 2013

TRULIA, INC.

By:	/s/ Peter Flint
Title:	Chief Executive Officer

Schedule 13D	Page 10 of 11

Schedule A

Directors and Executive Officers of

Trulia, Inc

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Trulia. The country of citizenship of each director and executive officer is the United States of America, except for Peter Flint, who is a citizen of the United Kingdom, and Sami Inkinen, who is a citizen of Finland, and the business address of each director and executive officer is: c/o Trulia, Inc., 116 New Montgomery Street, Suite 300, San Francisco, California 94105.

Board of Directors

Name	Present Principal Occupation (principal business of employer)
Erik Bardman	Chief Financial Officer of Roku, Inc.
Peter Flint	Co-Founder, Chairman, and Chief Executive Officer of Trulia, Inc.
Theresia Gouw	Partner at Accel Partners
Sami Inkinen	Co-Founder and Director of Trulia, Inc.
Robert Moles	Chairman of Intero Real Estate Services, Inc.
Greg Waldorf	Executive in Residence at Accel Partners

Executive Officers

Name	Present Principal Occupation (principal business of employer)
Peter Flint	Co-Founder, Chairman, and Chief Executive Officer
Prashant “Sean” Aggarwal	Chief Financial Officer
Paul Levine	Chief Operating Officer
Daniele Farnedi	Chief Technology Officer
Scott Darling	Vice President, General Counsel, and Corporate Secretary

Schedule 13D	Page 11 of 11

Schedule B

Directors and Executive Officers of Market Leader, Inc.

Name	Shares	Stock Options	Restricted Stock Units	Stock Appreciation Rights
Frank Higgins	1,351,572	127,000	0	0
Ian Morris	181,566	1,040,000	0	350,000
Jacqueline Davidson	129,683	660,000	28,438	120,000
Jon Gacek	0	147,000	0	0
Michael Galgon	85,000	55,000	0	0
Nicolas Hanauer	1,263,131	97,000	0	0
Richard Mendenhall	0	117,000	0	0